26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	To David Zhang +852 3761 3318 david.zhang@kirkland.com

July 17, 2018

VIA EDGAR

Kim McManus, Senior Counsel

Rahul K. Patel, Staff Attorney

William Demarest, Staff Accountant

Shannon Sobotka, Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Studio City International Holdings Limited Amendment No.3 to Draft Registration Statement on Form F-1 Confidentially Submitted on July 17, 2018 CIK No. 0001713334

Dear Ms. McManus, Mr. Patel, Mr. Demarest, Ms. Sobotka:

On behalf of our client, Studio City International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the British Virgin Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 26, 2018 on the Company’s second amendment to draft registration statement on Form F-1 originally confidentially submitted on August 14, 2017 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s Class A ordinary shares (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement confidentially submitted to the Commission on June 13, 2018, and five courtesy copies of the submitted exhibits.

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Daniel A. Margulies6 | Peng Qi3 | Robert P.H. Sandes6 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non-resident

Beijing     Boston     Chicago     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

July 17, 2018

The Company would like to respectfully advise the Staff that the redomiciling of the Company from the British Virgin Islands to the Cayman Islands will be completed prior to the completion of the proposed initial public offering as set out in the Revised Draft Registration Statement which has been prepared on the assumption that the redomiciling has been completed.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

The Company would like to further advise the Staff that it will publicly file all draft registration statements and nonpublic draft submissions confidentially submitted to the Commission when it publicly files its registration statement on Form F-1, and will commence the roadshow for the proposed offering no earlier than 15 days after the date thereof.

Related Party Transactions, page 174

1.	Please disclose the approximate dollar amount of the Gaming Operator’s interest in the Services and Right to Use Arrangements to provide additional context regarding the extent of this transaction. See Item 4 of Form F-1 and Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosures on page 177 of the Revised Draft Registration Statement.

Note 14. Related Party Transactions, page F-47

2.	We note your responses to comments 6 and 7. Please provide an example of the journal entries you record to reflect the revenues, costs, amounts billed and reimbursed to the Gaming Operator for rooms and food and beverage complementaries provided to Studio City and non-Studio City gaming patrons. Tell us how you determined these complementaries should be recorded as non-gaming revenue including how you considered your reimbursement to the Gaming Operator for these complementaries. Additionally, please clarify how complementaries for non-Studio City gaming patrons are considered in your analysis. Cite all relevant accounting literature within your response.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered the relevant accounting literature and determined the complimentary goods and services provided by the Company to the Studio City and non-Studio City gaming patrons should be recorded as non-gaming revenues on a gross basis, as described in the response below.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

July 17, 2018

Background of the Transactions and Examples of Journal Entries

The Company conducts its principal activities through its subsidiaries (1) to operate the non-gaming operations of Studio City, for which the Company is the principal and recognizes the non-gaming revenues on a gross basis, and (2) to provide gaming related services to the Gaming Operator pursuant to the Services and Rights to Use Arrangements, for which the Company is an agent and recognizes the revenues from provision of gaming related services on a net basis.

The Gaming Operator grants certain non-gaming goods and services (e.g., room, food and beverage and entertainment) to the Studio City and non-Studio City gaming patrons on a complimentary basis (“Complimentary Services”) to encourage these patrons to participate in gaming-related activities. The Gaming Operator buys the Complimentary Services from the Company at the retail values (for those services provided prior to January 1, 2018) and at the standalone selling prices (for those services provided after January 1, 2018). Non-gaming revenues are recognized by the Company at the time the Complimentary Services are provided to the Studio City and non-Studio City gaming patrons. These transactions are in substance cash sales by the Company to the Gaming Operator and are recorded on a gross basis. As such, the journal entries to record the non-gaming services provided to Studio City and non-Studio City gaming patrons are the same.

The following entries reflect the recording of revenue at the time the Complimentary Services are provided to the Gaming Operator’s patrons (the Studio City and non-Studio City gaming patrons), the related costs and the amount charged to the Gaming Operator, based on an example standalone selling price of US$2,000 and cost of US$1,000:

Dr.	Receivable from the Gaming Operator	US$ 2,000

	Cr. Non-gaming revenues (rooms, food and beverage, entertainment revenues)		US$ 2,000

Dr.	Costs of providing non-gaming goods and services	US$ 1,000

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

July 17, 2018

Cr.	Accounts payables / Accrued expenses / Inventory	US$1,000

For each month end, the Gaming Operator settles the amount due to the Company for both Studio City and non-Studio City gaming patron Complimentary services. The settlement is reflected by the following journal entry (no dollar amount is illustrated):

Dr.	Cash

	Cr.	Receivable from the Gaming Operator

The Complimentary Services provided to the Studio City gaming patrons are considered reimbursable operating costs in connection with the operation of Studio City Casino. Accordingly, the Gaming Operator deducts the Complimentary Services1 provided to the Studio City gaming patrons from Studio City Casino’s gross gaming revenues along with other direct costs of the gaming operation, pursuant to the Services and Right to Use Arrangements. The Company recognizes the residual amount as revenues from provision of gaming related services on a net basis.

The following entries reflect the receipt of residual gaming revenues received from the Gaming Operator after the Gaming Operator deducts the direct costs of the casino (including the Complimentary Services provided to the Studio City gaming patrons). For this example, the Company has assumed Studio City Casino’s gross gaming revenues are US$100 million and the direct costs of the casino are US$77 million, resulting in revenues from provision of gaming related services of US$23 million.

Dr.	Receivable from the Gaming Operator	US$23 million

Cr.	Revenues from provision of gaming related services	US$23 million

Assessment of the Accounting under Relevant Accounting Literature

The Company has considered the revenue recognition criteria under ASC 605, Revenue Recognition, which is applicable for our revenues recognized before 2018 and ASC 606, Revenue from Contracts with Customers, which is applicable with

[1]	The Complimentary Services are based on retail values for services provided prior to January 1, 2018 and standalone selling prices for services provided on or after January 1, 2018.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

July 17, 2018

effect from January 1, 2018, and determined the recognition of the Complimentary Services provided by the Company to the Studio City and non-Studio City gaming patrons as non-gaming revenues to be appropriate.

(i)	Assessment under ASC 605, Revenue Recognition (“ASC 605”)

ASC 605 and Topic 13 of the Staff Accounting Bulletin Series, Revenue Recognition requires the following four criteria for revenue recognition:

•	Persuasive evidence of an arrangement exists.

•	Delivery has occurred or services have been rendered.

•	The seller’s price to the buyer is fixed and determinable.

•	Collectibility is reasonably assured.

When the Complimentary Services are redeemed by the Studio City and non-Studio City gaming patrons of the Gaming Operator and are provided by the Company, the first and second revenue recognition criteria were satisfied.

Prior to the adoption of ASC 606 on January 1, 2018, the Company charged these Complimentary Services to the Gaming Operator based on the retail values of such services. Therefore, the third revenue recognition criterion was satisfied.

The Company previously determined the collectibility of the related receivable from the Gaming Operator is reasonably assured and therefore the fourth revenue recognition criterion was satisfied.

The Company has assessed the principal versus agent guidance set forth in ASC 605-45 with respect to its non-gaming operations, including the Complimentary Services to the Studio City and non-Studio City gaming patrons and has determined the Company is the principal because it (1) is primarily responsible for fulfilling the non-gaming goods and services, including the specified Complimentary Services to the Studio City and non-Studio City gaming patrons, (2) has inventory risk before the non-gaming goods and services are transferred to the customers, including the Complimentary Services to the Studio City and non-Studio City gaming patrons and (3) has discretion in establishing the retail price for the non-gaming goods and services, including the specified Complimentary Services to be charged to the Gaming Operator.

Additionally, the retail values of such Complimentary Services redeemed by the Studio City gaming patrons are considered reimbursable operating costs in

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

July 17, 2018

connection with the operation of Studio City Casino. Accordingly, the amounts are deducted by the Gaming Operator from the gross gaming revenues of Studio City Casino along with other direct costs of the gaming operation before the residual gross gaming revenues are remitted to the Company pursuant to the Services and Right to Use Arrangements. Such cost reimbursement to the Gaming Operator does not impact the revenue recognition of non-gaming services provided by the Company since the criteria in ASC 605 have been met. The residual gaming revenues of Studio City Casino, representing the gross gaming revenues of Studio City Casino after the deduction of related costs reimbursement, are recognized on a net basis as revenues from provision of gaming related services.

Based on the above assessment, the Company concluded that the Complimentary Services provided to the Studio City and non-Studio City gaming patrons should be recorded as non-gaming revenues in accordance with ASC 605.

Furthermore, the Company does not operate casinos, therefore the guidance for the presentation of promotional allowances under ASC 924 Entertainment—Casinos is not applicable to the Company.

(ii)	Assessment under ASC 606, Revenue from Contracts with Customers (“ASC 606”)

The guidance under ASC 606 sets out the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The core principles will be applied using the following five steps:

Step 1: Identify the contract(s) with a customer

ASC 606-10-25-1 cites “(A)n entity shall account for a contract with a customer that is within the scope of this Topic only when all of the following criteria are met:

a. The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

b. The entity can identify each party’s rights regarding the goods or services to be transferred.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

July 17, 2018

c. The entity can identify the payment terms for the goods or services to be transferred.

d. The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

e. It is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.”

When the Complimentary Services were redeemed by the Studio City and non-Studio City gaming patrons of the Gaming Operator, a contract is formed, and the enforceable rights and obligations for the goods and services between the Company, these patrons of the Gaming Operator, and the Gaming Operator are established.

For the Complimentary Services granted by the Gaming Operator to the Studio City and non-Studio City gaming patrons in connection with their gaming activities, the standalone selling prices of these services are charged by the Company to the Gaming Operator. As such, the payment terms are identified, the contract has commercial substance and the Company determined the collectibility of the related receivable from the Gaming Operator is probable.

Step 2: Identify the performance obligations in the contract.

ASC 606-10-25-14 cites, “(A)t contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a. A good or service (or a bundle of goods or services) that is distinct

b. A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer”

Each complimentary service or good (i.e. room, food and beverage, entertainment) is a distinct service or good.

Effective January 1, 2018, the Company has assessed the principal versus agent guidance set forth in ASC 606 for its non-gaming operations, including the Complimentary Services provided to the Studio City and non-Studio City gaming patrons and has determined that the conclusion has not been changed from the previous accounting treatment under ASC 605. This conclusion is based on the facts the Company has controls over the non-gaming goods and services,

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

July 17, 2018

including the specified Complimentary Services to the Studio City and non-Studio City gaming patrons and is primarily responsible for the fulfilment providing such goods and services.

The Company has concluded it is the principal in the transaction as it satisfies the performance obligation. Therefore, the Company recognizes the non-gaming revenues, including the Complimentary Services provided to the Studio City and non-Studio City gaming patrons, on a gross basis.

Step 3: Determine the transaction price.

ASC 606-10-32-2 cites, “(A)n entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.”

The Company charges the Gaming Operator for the standalone selling prices of the Complimentary Services provided to the Studio City and non-Studio City gaming patrons.

Step 4: Allocate the transaction price to the performance obligations in the contract.

The Company determined that no allocation of transaction price for the performance obligation is required since the Complimentary Services are sold individually.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASC 606-10-25-23 cites, “(A)n entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.”

Non-gaming revenues are recognized when the Company satisfies each performance obligation, i.e. when the goods are provided or services are performed.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

July 17, 2018

Similar to the assessment in ASC 605 as described above, the standalone selling prices of the Complimentary Services redeemed by the Studio City gaming patrons are considered reimbursable operating costs in connection with the operation of Studio City Casino. Accordingly, the amounts are deducted by the Gaming Operator from the gross gaming revenues of Studio City Casino along with other direct costs of the gaming operation before the residual gross gaming revenues are remitted to the Company pursuant to the Services and Right to Use Arrangements. Such cost reimbursement to the Gaming Operator does not impact the revenue recognition of non-gaming services provided by the Company. The residual gaming revenues of Studio City Casino, representing the gross gaming revenues of Studio City Casino after the deduction of related costs reimbursement, are recognized on a net basis as revenues from provision of gaming related services.

Based on the above assessment, the Company concluded that the Complimentary Services provided to the Studio City and non-Studio City gaming patrons should be recorded as non-gaming revenues in accordance with ASC 606.

3.	Notwithstanding the above, please tell us the amounts of related party revenues recorded for Studio City gaming patrons and non-Studio City gaming patrons as of December 31, 2017 and March 31, 2018 and include a footnote to the table on this page and on page F-15 to clarify what these revenues represent.

The Company respectfully advises the Staff that the related party non-gaming related revenues, i.e. rooms and food and beverage revenues, and entertainment revenues, as disclosed on page F-15 and F-47 of the Revised Draft Registration Statement, primarily include the retail values (for those revenues recorded under ASC 605) or standalone selling prices (for those revenues recorded under ASC 606) of the Complimentary Services, including rooms, food and beverage and entertainment services, provided to the Studio City and non-Studio City gaming patrons of the Gaming Operator, with the majority of the Complimentary Services provided to the Studio City gaming patrons. The Complimentary Services are charged by the Company to the Gaming Operator. For the year ended December 31, 2017, such related party revenues aggregated to US$84.2 million, of which US$74.3 million were for Studio City gaming patrons and US$9.9 million were for non-Studio City gaming patrons, respectively. For the three months ended March 31, 2018, such related party revenues aggregated to US$21.5 million, of which US$19.0 million were for Studio City gaming patrons and US$2.5 million were for non-Studio City gaming patrons, respectively.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

July 17, 2018

Additionally, in response to the Staff’s comment, the Company has revised the disclosures on pages 176, 177, F-15, F-47 and F-48 of the Revised Draft Registration Statement to clarify what these revenues represent.

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Jacqueline Wenchen Tang at jacqueline.tang@kirkland.com, +852 3761 9191 (work) or +852 6111 1576 (cell). Questions pertaining to auditing matters may be directed to the following partner at Ernst & Young: George Chan at george.chan@cn.ey.com, +86 21 2228 2272 (work) or +86 156 0181 2313 (cell). Ernst & Young is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David Zhang

Enclosures

cc:	Geoffrey P. Andres, Studio City International Holdings Limited
Jacqueline Wenchen Tang, Esq., Kirkland & Ellis International LLP
George Chan, Partner, Ernst & Young
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP